UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Borqs Technologies, Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G1466B 103

(CUSIP Number)

Richard Russell

LM Funding America Inc.

1200 W Platt Street, Ste 100

Tampa, FL 33606

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G1466B 103	Page 2 of 2

(1)	Names of reporting persons LM Funding America, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Working Capital
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization CO
Number of	(7)	Sole voting power 7,209,668*
shares beneficially owned by	(8)	Shared voting power 7,209,668*
each reporting person	(9)	Sole dispositive power 7,209,668*
with:	(10)	Shared dispositive power 7,209,668*
(11)	Aggregate amount beneficially owned by each reporting person 7,209,668*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.5*
(14)	Type of reporting person (see instructions)

Item 4. Purpose of Transaction

The Securities reported as beneficially owned in Item 5 were purchased by LMF America Inc. in the ordinary course of business.

On December 14, 2020, LM Funding America, Inc. (“LMFA”), through a wholly owned subsidiary, entered into a Master Loan Receivables Purchase and Assignment Agreement (the “Purchase Agreement”) under which LMFA has agreed to purchase up to $18 million of loan receivables of Borqs Technologies, Inc. (NASDAQ: BRQS), a British Virgin Islands company (“Borqs”), from Borqs’ senior lenders, Partners for Growth IV, L.P. and Partners for Growth V. L.P. As a part of the transaction, LMFA entered into a Settlement Agreement, dated December 14, 2020 (the “Settlement Agreement”), with Borqs pursuant to which Borqs will issue shares of Borqs common stock to LMFA (the “Settlement Shares”), in one or more tranches, in settlement of the loan receivables acquired by LMFA under the Purchase Agreement.  The loan receivables will be purchased by LMFA in tranches over a period of up to 22 months at a price equal to a discount of 2.5% to 22.5% of the face value of the loan receivables, with such discount to result in an acquisition price of approximately $15 million in the aggregate.

The Settlement Agreement provides that the Settlement Shares shall be issued to LMFA at a 30% discount to the volume-weighted average price of Borqs common stock over a specified pricing period. The Settlement Agreement contemplates that the Settlement Shares will be issued as unrestricted securities in a transaction that is exempt from registration under Section 3(a)(10) of the Securities Act of 1933, as amended (the “Securities Act”).  LMFA has petitioned the Eleventh Circuit Court of the State of Florida for a court order (the “LMFA Order”) approving, among other things, the fairness of the terms and conditions of the issuance of the Settlement Shares as the full and final settlement of the acquired loan receivables pursuant to Section 3(a)(10) of the Securities Act.  LMFA’s obligation to purchase receivables under the Purchase Agreement is subject to, among other conditions, receipt of the LMFA Order and the absence of a material adverse effect.  LMFA has a right to terminate the Purchase Agreement if the first closing of the purchase of receivables thereunder has not occurred within 60 days of the date of the Purchase Agreement.

Item 5. Interest in Securities of the Issuer

a.

State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

The aggregate number of Securities to which this Schedule 13D relates is 7,209,668 shares, representing 8.5% of the 84,479,951 shares reported as outstanding pursuant to Borqs management after this issuance.

c. Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a).

Information with respect to transactions in the Securities which were effected within the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons is set forth below.

Transaction Date	Shares Purchased (Sold)	Price Per Share	Transaction Date	Shares Purchased (Sold)	Price Per Share
1/07/2021	2,640,746	$ 0368	02/01/2021	(1,287,860)	$ 1.40
1/07/2021	(97,538)	$ 1.03	02/01/2021	3,750,600	$ 0.82
1/08/2021	(2,543,208)	$ 1.11	02/01/2021	(484.482)	$ 1.34
1/13/2021	3,868,156	$ 0.73	02/02/2021	(3,266,118)	$ 1.42
1/13/2021	(1,000,000)	$ 1.32	02/04/2021	7,209,668	$ 0.82
1/14/2021	(961,573)	$ 1.29	2/05/2021	(1,172,780)	$ 1.59
1/15/2021	(146,944)	$ 1.24	2/08/2021	(2,100,000)	$ 1.87
1/15/2021	(732,573)	$ 1.21	2/09/2021	(2,017,797)	$ 1.89
1/15/2021	(441,367)	$ 1.19	2/10/2021	(1,919,091)	$ 1.72
1/15/2021	(585,699)	$ 1.19
1/26/2021	1,800,757	$ 0.83
1/25/2021	(551,006)	$ 1.25
1/25/2021	(1,249,751)	$ 1.28
1/28/2021	3,457,686	$ 0.87
1/28/2021	(358,744	$ 1.18
1/28/2021	(1,811,082)	$ 1.19
1/29/2021	(1,287,860)	$ 1.40

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

By: LM Funding America Inc.
February 11, 2021	By: /s/ Richard Russell
Richard Russell Chief Financial Officer

.